[Letterhead of Blank Rome LLP]

Phone:	(215) 569-5693
Fax:	(215) 832-5693
Email:	lieblich@blankrome.com
December 1, 2005
VIA EDGAR AND FEDERAL EXPRESS
Ms. Jennifer Hardy, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	General Cable Corporation
Registration Statement on Form S-4
Filed November 9, 2005
File No. 333-129577

Form 10-Q for the quarter ended April 1, 2005
Filed May 10, 2005
File No. 001-12983

Form 10-Q for the quarter ended July 1, 2005
Filed August 8, 2005
File No. 001-12983

Form 10-Q for the quarter ended September 30, 2005
Filed November 7, 2005
File No. 001-12983

Schedule TO
Filed November 9, 2005
File No. 005-42442
Dear Ms. Hardy:
     General Cable Corporation (the “Company”) submits the following responses to comments raised in the staff’s letter (the “Comment Letter”) dated November 23, 2005 addressed
One Logan Square 18th & Cherry Streets Philadelphia, PA 19103-6998
www.BlankRome.com
Delaware · Florida · Maryland · New Jersey · New York · Ohio · Pennsylvania · Washington, DC

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

to Robert J. Siverd, Executive Vice President, General Counsel and Secretary of General Cable Corporation (the “Company”). In order to facilitate your review, we have reproduced the text of the comments in boldface type below, followed by the responses that we have been authorized by the Company to make on behalf of the Company. The numbers correspond to the numbers of the comments in the Comment Letter. References to the “Registration Statement” refer to the Company’s Pre-Effective Amendment No. 1 to Form S-4 (File No. 333-129577), as filed with the Securities and Exchange Commission (the “Commission”) separately via EDGAR today. Page number references contained in the Company’s responses below are to the conversion offer prospectus which forms a part of the Registration Statement, as amended.
Registration Statement on Form S-4
General
1.	We note on October 10, 2005 you issued a press release announcing that you have “reached an agreement in principle to acquire the wire and cable manufacturing business of SAFRAN SA” It appears from this disclosure that this is a probable acquisition. If you also meet the 50 percent or greater threshold of one of the significance tests in Rule 1-02(w) of Regulation S-X, you are required to include audited financial statements for the wire and cable manufacturing business in your registration statement in accordance with Rule 3-05 of Regulation S-X. Please provide us with your analysis of the significance tests in accordance with Rule 1-02(w) of Regulation S-X for this probable acquisition. We remind you that this test should be performed using amounts prepared in accordance with US GAAP. If this probable acquisition meets the 50 percent or greater threshold, please amend your registration statement to include the required financial statements, as outlined in Rule 3-05(b) of Regulation S-X.

Response

The results of the Company’s significance test computation for the wire and cable business of SAFRAN SA (“target”) to be acquired are summarized as follows (2004 ending Euro to dollar exchange rate of 1.36440 for the balance sheet-based tests; 2004 Euro to dollar rate of 1.24386 for the earnings-based test):

Investment in target = 84.0 million Euro x 1.3644	=	$114.6 million
General Cable total assets @ 12/31/04	=	$1,220.8 million
Percentage =		9.4%

Target total assets @ 12/31/04 = 60.6 million Euro x 1.3644	=	$82.7 million
General Cable total assets @ 12/31/04	=	$1,220.8 million

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Ms. Jennifer Hardy
December 1, 2005

Percentage =	6.8%

Target income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle for the year ended 12/31/04 = 1.5 million Euro x 1.24386 =	$1.87 million
General Cable income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle for the year ended 12/31/04 =	$19.4 million
Percentage =	9.6%
Based on the results of these tests, the Company concluded that it was not required to include audited financial statements of target in the Registration Statement based on Rule 1-02(w) of Regulation S-X. The Company agrees with the staff’s observation regarding the use of U.S. GAAP for purposes of performing the above tests. The computations above were performed using the Company’s publicly available U.S. GAAP audited results and target’s results under International Financial Reporting Standards (“IFRS”) reconciled to U.S. GAAP.

2.	We note that you have elected to commence this exchange offer early, pursuant to Rule 162. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Rule 501(b)(l0) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the “red herring” legend in an early commencement exchange offer, please see Q&A 2 in Part I.E in the Third Supplement (July 2001) the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, available on the SEC’s Web site at www.sec.gov.

Response

The Company has amended the “red herring” language on the cover page of the conversion offer prospectus in accordance with Part I.E., Question 2 of the Third Supplement of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001).
Registration Statement Cover Page
3.	The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus and tender offer materials are

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

both filed and sent to security holders. Tell us the date upon which such materials were sent to security holders.

Response

On November 9, 2005, the Company sent copies of the conversion offer prospectus and related conversion offer materials to security holders in accordance with Rule 13e-4(e)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Risk Factors, page 8
4.	Please add risk factor disclosure regarding the risks of relying on your financial statements due to the fact that your internal control over financial reporting and your disclosure controls and procedures are not effective.

Response

The Company has complied with this comment by adding a risk factor entitled “As of December 31, 2004, we had material weaknesses in our internal control over financial reporting and disclosure controls and procedures, which could result in material misstatements in our financial statements and could negatively affect our stock price” on page 12 of the conversion offer prospectus.
Questions and Answers, page 22
What are the material U.S. federal income tax considerations, page 26
5.	Please revise the statement “is likely to be taxable to you” to state counsel’s opinion and identify counsel.

Response

The Company has complied with this comment by revising the response to the question “What are the material U.S. federal income tax considerations of my participating in the conversion offer?” on page 27 of the conversion offer prospectus. The revision includes a reference to the fact that counsel to the Company has rendered a tax opinion and provides the name of such counsel. However, because these tax opinions are numerous and very complex, the Company did not believe that it was appropriate or helpful to reproduce the specific tax opinions rendered in this section.

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

The Conversion Offer, page 29
Terms of the Conversion Offer, page 29
6.	Consider revising your disclosure to explain how the cash amount in lieu of fractional shares will be determined. In doing so, provide an example of how this amount will be arrived at so readers can appreciate what consideration they should expect to receive, as it seems likely that almost all security holders who tender will receive some amount of cash in lieu of fractional shares.

Response

The Company has complied with this comment by amending the disclosure on page 30 of the conversion offer prospectus to provide an example of how the fractional share provisions operate as to a hypothetical conversion of Series A preferred stock.

7.	Revise the language at the top of page 30 reserving the right to delay payment “in order to comply with applicable law.” Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

Response

The Company has complied with this comment as requested by amending the second full paragraph on page 31 and the disclosure on page 35 of the conversion offer prospectus to reflect that the Company may delay payment as needed to obtain any required governmental regulatory approvals.
General Conditions, page 34
8.	Please revise your disclosure to clarify the instances in which your conditions may be waived as your current disclosure would seem to indicate that all conditions to the offer maybe waived. If that is the case, in the alternative, please revise to discuss the consequences of waiving your ability to obtain an amendment to your existing senior secured credit facility.

Response

The Company has complied with this comment by revising the disclosure on page 36 of the conversion offer prospectus to state that the Company reserves the right, in its sole and absolute discretion, to waive any of the conditions, except the financing conditions and the requirement that the Registration Statement must be declared effective by the

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

Commission in order to complete the conversion offer. These latter conditions may not be waived by the Company.

9.	We note that the offer remains subject to a financing condition. In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed, i.e. the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intentions in this regard. We may have further comment.

Response

The Company has noted the staff’s position with respect to the satisfaction of financing conditions. On November 28, 2005, the Company filed with the Commission Amendment No. 1 to its Schedule TO and a Form 8-K announcing the amendment of the Company’s senior secured credit facility to permit the Company to effect the conversion offer and to borrow the cash needed by the Company to complete the conversion offer. On the same day, the Company issued a press release announcing this amendment. More than five business days will have elapsed between (1) the filing of the Schedule TO and the Form 8-K and the dissemination of this press release and (2) December 9, 2005, the current expiration date of the conversion offer. Thus, the Company believes that it has fully complied with the staff’s position.

10.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Response

The Company has revised the language on page 35 of the conversion offer prospectus to comply with the staff’s comment.

11.	Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied. For example, we note your utilization of your “sole” judgment.

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

Response

The Company has added an additional paragraph to the end of the subsection “The Conversion Offer — Conditions to the Conversion Offer — General Conditions” on page 36 of the conversion offer prospectus to provide additional detail regarding the basis upon which the Company will determine whether material conditions have been satisfied.
Material U.S. Federal Income Tax Considerations, page 69
12.	We note that counsel has provided a short-form tax opinion, which is included in Exhibit 5.1 to the registration statement. We have the following comments:
•	The disclosure set forth in this section must be counsel’s opinion and may not be a mere summary of the material tax consequences, as referenced in the first and last paragraphs of this section. Please revise accordingly.

•	The legal opinion must speak through the effective date of the registration statement. Please revise the second paragraph of this section accordingly.
Response
•	The Company has revised the disclosure set forth in the first and last paragraphs of this section in response to the staff’s comment.

•	Because the Company is using the conversion offer prospectus as a preliminary prospectus to make offers to holders of Series A Preferred Stock pursuant to Rule 162, it is the Company’s view that the tax section contained in the conversion offer prospectus should speak as of the date of that prospectus. However, the Company undertakes that it will file an amendment to the Registration Statement prior to its effectiveness that will amend this disclosure so that it speaks as of the effective date of the registration statement. The Company will also cause its counsel to issue a revised tax opinion that speaks as of such date and will file such opinion as an exhibit to the pre-effective amendment.

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Ms. Jennifer Hardy
December 1, 2005

13.	Since counsel is providing a “should” opinion, please clearly and specifically describe the uncertainties that cause counsel to be unable to give a “will” opinion.

Response

Given the absence of legal authority governing the tax treatment of the conversion offer, counsel is unable to give a “will” opinion. The Company has revised its disclosure on page 71 of the conversion offer prospectus to state that this uncertainty is the reason for counsel’s “should” opinion.
Incorporation of Certain Documents by Reference, page 74
14.	Item 11 of Form S-4 permits specific incorporation by reference only of documents filed prior to effectiveness of the registration statement pursuant to Sections 13(a) or 15(d) of the Exchange Act. Supplementally advise us of the basis for incorporating the information set forth in the second bullet point, considering it is being provided pursuant to Section 14, in lieu of providing it in response to the item requirements of Form S-4 or provide this information in the document because it is required by at least Item 18 of Form S-4.

Response

The information contained in the second bullet point in the section entitled “Incorporation of Certain Documents by Reference” has been incorporated by reference pursuant to Item 19(c) of Form S-4. The Company believes that Item 18 of Form S-4 is inapplicable because the Company is not soliciting proxies, consents or authorizations in the conversion offer.

Item 19(b) of Form S-4 requires, among other things, disclosure of information described in Items 19(a)(5) and (a)(7) of Form S-4 (i.e., identification, background and compensation of executive officers and directors, information regarding the Company’s voting securities and the principal holders thereof, and related party transactions). Item 19(c) of Form S-4 permits the Company, which is eligible to use Form S-3, to incorporate this information into the Form S-4 by reference to the Company’s latest annual report on Form 10-K. Like most accelerated filers, the Company has chosen to incorporate this information by reference to its subsequently filed proxy statement pursuant to General Instruction G(3) to Form 10-K instead of including it directly into the Form 10-K. For this reason, the Company included this information as a separate bullet point to clearly inform readers as to the exact location of this information. However, to avoid any possible inference that the Company is attempting to incorporate by reference its proxy

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

statement information in general, the Company has amended this section by including the description of this information in its description of the 2005 Form 10-K in the first bullet point. The Company has also removed the reference to Item 14 of Form 10-K.

15.	Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such “forward” incorporation. Therefore, if you intend to incorporate by reference future information, please ensure that you will amend the Schedule TO to expressly do so by specific reference to such information. Please confirm your understanding in this regard.

Response

The Company confirms its understanding of the staff’s comment regarding forward incorporation by reference of information into the Schedule TO. The Company undertakes to update the disclosures contained therein by filing appropriate amendments to the Schedule TO.
Dealer Manager, page 75
16.	Please disclose the services Merrill Lynch performed as dealer manager and disclose the amount of compensation paid or to be paid to Merrill Lynch for its services in connection with the conversion offer.

Response

The Company has revised the disclosure in the section “Dealer Manager” on page 76 to comply with the staff’s comment.
Exhibit 5.1
17.	We note counsel’s opinion set forth in the second last paragraph of this section. We also note that counsel is providing a short-form tax opinion, as discussed in comment three above. Please have counsel revise its opinion to clearly indicate that the discussion set forth in your registration statement in the section entitled “Material U.S. Federal Income Tax Consequences” is counsel’s opinion.

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

Response

Counsel to the Company will revise its legal opinion to comply with the staff’s comment. This revised legal opinion will supersede the penultimate paragraph of the Exhibit 5.1 opinion and will be filed as Exhibit 8.1 to the pre-effective amendment to the Registration Statement that was discussed in response to Comment No. 12.

Exhibit 99.1

18.	Under “Waiver of Conditions” we note your statement that you reserve “the absolute right . . .. to amend or waive any of the conditions to the Conversion Offer in the case of any Preferred Stock surrendered for conversion. . . .” In the event you waive a condition, you must waive it as to all security holders. Please revise accordingly.

Response

Because the discussion regarding the waiver of conditions on page 5 of the Letter of Transmittal (Exhibit 99.1) is qualified by a cross-reference to the conversion offer prospectus, we have complied with the staff’s comment by providing this disclosure on page 37 of the conversion offer prospectus.
Form 10-Q for the quarter ended April 1, 2005
Form 10-Q for the quarter ended July 1, 2005
Form 10-Q for the quarter ended September 30, 2005
Item 4. Controls and Procedures
19.	We note the qualifications set forth in the second paragraph of this section. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures either are or are not effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

Response

Prior to effectiveness of the Registration Statement, the Company undertakes that it will amend each of its above-referenced quarterly reports on Form 10-Q to comply with the staff’s comments.

20.	We note that the conclusion of your CEO and CFO set forth in the last sentence of third paragraph of this section refers to the end of the period covered by your annual report on Form 10-K. Your CEO and CFO must assess the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report in which the conclusion is stated, Please revise each of your quarterly reports on Form 10-Q accordingly. See Item 307 of Regulation S-K.

Response

Prior to effectiveness of the Registration Statement, the Company undertakes that it will amend each of its above-referenced quarterly reports on Form 10-Q to comply with the staff’s comment.
Schedule TO
21.	We note that you refer readers to information that has been previously filed with the Commission on EDGAR. See, for example, your reference to the Form 10-Q in response to Item 7(d) and Form 10-K in response to Item 10(a). Schedule TO limits your ability incorporate by reference to those items that have been filed as an exhibit. Accordingly, please revise Item 12 of your Schedule TO to include the information that has been previously filed with the Commission as an exhibit to the Schedule pursuant to General Instruction F of Schedule TO.

Response

We have amended the Schedule TO to include the information that is incorporated by reference into the Schedule TO as exhibits to the Schedule TO. However, in reliance upon General Instruction F to Schedule TO, we have not submitted this information with the Schedule TO because it has been previously filed with the Commission electronically on EDGAR.
* * *

[Letterhead of Blank Rome LLP]
Ms. Jennifer Hardy
December 1, 2005

     As counsel to the Company has discussed with the staff, the Company intends to treat the changes discussed above as material changes to the conversion offer requiring dissemination thereof to security holders pursuant to Rule 13e-4(e)(3)(i) of the Exchange Act. In this regard, the Company intends to keep the conversion offer open for at least five business days after the date that these changes are disseminated to security holders in accordance with such rule by filing them with the Commission. Because the current expiration time of 5:00 p.m., New York City time, on December 9, 2005 occurs six full business days after December 1, 2005, no extension of the conversion offer expiration date is presently anticipated as a result of these comments.
     Should any member of staff have any questions or comments with respect to the foregoing responses or the Registration Statement, please do not hesitate to contact me at the number set forth above or my colleague, Jeff Taylor, at (215) 569-5579.
Sincerely,
/s/ Alan H. Lieblich
ALAN H. LIEBLICH

cc:	Andrew Schoeffler, Esq.
Mara Ransom, Esq.
Tracey Houser
Nilima Shah
Robert J. Siverd, Esq.
Robert Evans III, Esq.
Jeffrey M. Taylor, Esq.